UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM SD

Specialized Disclosure Report

CUI Global, Inc.

(Exact name of registrant as specified in its charter)

Colorado	0-29923	84-1463284
(State or other jurisdiction of	(Commission	(I.R.S. Employer
incorporation or organization)	File Number)	Identification No.)

20050 SW 112th Avenue
Tualatin, Oregon, 97062
(Address of Principal Executive Offices)

William J. Clough, President
CUI Global, Inc.
20050 SW 112th Avenue
Tualatin, Oregon 97062
(503) 612-2300
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2016.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure:

CUI Global, Inc. evaluated its current product lines and determined that, for the year 2016, certain products we manufacture or contract to manufacture contain tin, tungsten, tantalum and/or gold (“3TGs”).

Accordingly, CUI Global, Inc. has conducted in good faith a “reasonable country of origin inquiry” (“RCOI”) that is reasonably designed to determine whether any of the 3TGs used in CUI Global products originated or may have originated in the Democratic Republic of the Congo (“DRC”) or an adjoining country (collectively referred to as the “Covered Countries”) or are from recycled or scrap sources. The Company conducted a supply chain survey with direct suppliers using the Conflict Minerals Reporting Template (“CMRT”).

Based on the results of the RCOI, CUI Global Inc. has reason to believe that some of the 3TGs used in products it manufactures or contracts to manufacture may have originated in the Covered Countries and do not come from scrapped or recycled sources. Thus, CUI Global, Inc. is required by Rule 13p-1 under the Securities Exchange Act to prepare a Conflict Minerals Report, which is filed as Exhibit 1.01 to this Specialized Disclosure Form. A copy of The Company's Specialized Disclosure Form (“Form SD”) and the associated Conflict Minerals Report is provided and is publicly available at: http://www.cuiglobal.com/Conflict-Minerals/Index?KeyGenPage=1073750924

Item 1.01 Exhibit

Exhibit 1.01 – Conflict Minerals Report

Section 2 – Exhibits

Item 2.01 Exhibits

The following exhibit is filed as part of this report

Exhibit 1.01 – Conflict Minerals Report

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned this 25th day of May 2017.

CUI Global, Inc.
(Registrant)

By:	/s / William J. Clough
William J. Clough,
President/CEO